FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month of July 17, 2003

Commission File Number: 001-10579

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant’s name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecommunications Company of Chile, S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated July 17, 2003 regarding the agreements reached at the Extraordinary Shareholders’ Meeting and Telefonica Mundo’s participation in the Terra Tender Offer.

Item 1.

News Release
I.       FOR IMMEDIATE RELEASE
For more Information Contact:
Verónica Gaete
M. José Rodríguez
Florencia Acosta
Telefónica CTC Chile
Tel.: 562-691-3867
Fax: 562-691-2392
vgaete@ctc.cl
mjrodri@ctc.cl
macosta@ctc.cl	Richard Huber – Mariana Crespo The Global Consulting Group Tel:646–284-9413 rhuber@hfgcg.com mcrespo@hfgcg.com

TELEFONICA CTC CHILE S.A. ANNOUNCES EXTRAORDINARY DIVIDEND;
TELEFONICA MUNDO TO PARTICIPATE IN TERRA TENDER OFFER

Santiago, Chile – July 17, 2003 – Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) (“Telefónica CTC Chile” or the “Company”) announces the following relevant facts:

1. Extraordinary Shareholders’ Meeting agreements:

On July 11, 2003, the Extraordinary Shareholders’ Meeting of Telefónica CTC Chile approved the following:

– Payment of an extraordinary dividend amounting to Ch$17.5 per share. This dividend will be paid to all shareholders of record as of July 24, 2003. The dividend will be paid in Chile on July 30, 2003 and will be paid to ADR holders by Citibank N.A. on August 1, 2003. The gross dividend will amount to Ch$70.0 per ADR (equivalent to approximately US$0.10 per ADR based on the observed exchange rate¹ as of 6/30/03), and the net dividend payable, less withholding tax, will amount to Ch$69.97 per ADR (equivalent to approximately US$0.10 per ADR based on the observed exchange rate as of 6/30/03).

– Modification of Article five of Telefónica CTC Chile’s By-laws, as a result of an increase in paid-in capital due to the capitalization of Ch$114,512,355,656, corresponding to a share premium accounted for in the Company’s balance sheet under shareholders’ equity as of December 31, 2002. This account was generated as a result of past stock issues, when the Company’s shares were paid at a premium with respect to their issue price. The capitalization of this account is only for the purpose of increasing clarity in the Company’s financial statements, and was subject to shareholder’s approval due to the modification in the Company’s By-laws (Article 5). This capitalization will not imply a change in the Company’s Total Shareholders’ Equity.

As a result, the new text of Item 1 of Article 5 of the By-laws reads as follows: “The capital of the Company amounts to Ch$850,980,475,453, divided into 957,157,085 shares without par value, totally paid and subscribed.”

¹	The observed exchange rate as of 6/30/03 was US$ 1= Ch$ 699.12

2. CTC agreed to participate in the tender offer for Terra Networks Shares

The Board of Directors of the Company’s subsidiary Telefónica Mundo S.A. and the Board of Directors of Telefónica CTC Chile, agreed to participate in the tender offer launched by Telefónica S.A. for Terra Networks’ shares. In the event that in early August 2003, Telefónica S.A. declares the bid successful, Telefónica CTC Chile would sell 2,984,986 shares of Terra Networks S.A. at 5.25 euros per share. At March 31, 2003 those shares were accounted in the Company’s Financial statements at 4.40 euros per share. The effect on results of this operation will depend on the exchange rate of euro at the date of payment.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.’s expectations for its performance for the year 2003. Forward looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile’s regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.’s control.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 17, 2003

TELECOMMUNICATIONS COMPANY OF CHILE

By  /s/     Julio Covarrubias F.

Name:      Julio Covarrubias F.
Title:        Chief Financial Officer